Public Service Enterprise Group Incorporated 80 Park Plaza, Newark, New Jersey 07102-4194

August 3, 2017

VIA EDGAR

William H. Thompson

Accounting Branch Chief

Office of Consumer Products

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Public Service Enterprise Group Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 27, 2017
File No. 1-09120

Dear Mr. Thompson:

Reference is made to your letter dated July 26, 2017 to Ralph Izzo, President and Chief Executive Officer, Public Service Enterprise Group Incorporated (the “Company” or “we”), setting forth the Staff’s comment on the above-referenced filing (the “Comment Letter”). We are submitting this letter in response to the Staff’s Comment Letter. The headings and numbered paragraph in this letter correspond to the original headings and numbered paragraph in the Comment Letter. For ease of reference, we have repeated the Staff’s comment before our response.

Notes to Consolidated Financial Statements

Note 18. Stock Based Compensation, page 155

1.	We note that restricted stock units and performance share units entitle the recipients to dividends. Please tell us if these awards qualify as participating securities as defined in ASC 260-10-20. If so, please tell us what consideration you gave to computing earnings per share under the two-class method. Please refer to ASC 260-10-45-60B.

The dividend equivalent units related to our restricted stock units and performance share units are forfeitable with the base awards. As a result, these awards would not be considered participating securities and therefore, the two-class method for computing earnings per share would not apply to our restricted stock unit awards and performance share unit awards.

* * * *

Once you have had time to review our response to the Staff’s comment, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please feel free to call me at (973) 430-6424.

Sincerely,

/s/ Stuart J. Black

Stuart J. Black

Vice President and Controller

cc:

Ralph Izzo, President and Chief Executive Officer

Daniel Cregg, Executive Vice President and Chief Financial Officer

Tamara Linde, Executive Vice President and General Counsel